EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

July 12, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Target Acquisitions I, Inc.
Form 8-K/A File No. 000-53328

  Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension until July 20, 2012, to respond to the staff’s most recent comment letter on the Company’s Form 8-K/A (Amendment No.3) reporting the acquisition of China Real Fortune Mining Limited.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: Ronald E. Alper
      Pamela Howell, Esq.
      James Giugliano
      Brian K. Bhandari